                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    Form 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from            to
                                                ----------    ----------

                         Commission file number 0-13818

                 POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)

                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AT DECEMBER 31, 2001 AND 2000

                                                                                                Page
                                                                                                ----
Financial Statements:

      Report of Independent Accountants.........................................................1

      Statement of Net Assets Available for
          Benefits as of December 31, 2001 and 2000.............................................2

      Statement of Changes in Net Assets Available
        For Benefits for the year ended December 31, 2001.......................................3

      Statement of Changes in Net Assets Available
        For Benefits for the year ended December 31, 2001.......................................4

      Notes to Financial Statements.............................................................5-10

Supplemental Schedule:

      Schedule 1 - Schedule of Assets (Held at End of the Year)
        At December 31, 2001....................................................................11

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 27, 2002

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                        DECEMBER 31,
                                                              ------------------------------
                                                                  2001              2000
                                                              ------------       -----------
ASSETS
Investments at fair value (see Note 5)                         $31,130,282       $26,483,490
Cash                                                                   100                --
Receivables
  Employer's contributions                                         828,900         1,095,902
  Participants' contributions                                       15,965           121,363
  Interest and other receivables                                    10,026            22,834
  Due from broker for securities sold                                   --            27,139
                                                               -----------       -----------
    TOTAL RECEIVABLES                                              854,891         1,267,238
                                                               -----------       -----------


    TOTAL ASSETS                                                31,985,273        27,750,728
                                                               ===========       ===========
LIABILITIES

Refundable contributions                                       $   276,511       $   349,780
Payable to Trustee                                                      --             2,082
Distributions payable                                               31,186            28,823
                                                               -----------       -----------
    TOTAL LIABILITIES                                              307,697           380,685
                                                               -----------       -----------
    NET ASSETS AVAILABLE FOR BENEFITS                          $31,677,576       $27,370,043
                                                               ===========       ===========


   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:
  Investment income
    Net appreciation in fair value of investments (See Note 5)          $ 1,198,924
    Dividends                                                               209,698
    Interest income, participants' loans                                     78,840
    Interest income, investments                                             71,013
                                                                        -----------
                                                                          1,558,475
                                                                        -----------
Contributions
  Participants                                                            3,733,562
  Rollovers from external sources                                           462,847
  Employer                                                                2,189,658
                                                                        -----------
                                                                          6,386,067
                                                                        -----------
      TOTAL ADDITIONS                                                     7,944,542
                                                                        -----------
Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants (loss)                                  3,349,372
    Refunded contributions                                                  282,187
    Administrative expenses                                                   5,450
                                                                        -----------
                                                                          3,637,009
                                                                        -----------

Increase in net assets                                                    4,307,533

Net assets available for benefits
  Beginning of year                                                      27,370,043
                                                                        -----------
  End of year                                                           $31,677,576
                                                                        ===========

   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. U.S.A PROFIT SHARING/401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following brief description of the Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Plan") is provided for general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for more complete information.

         GENERAL

         Pioneer Bank & Trust Company Profit Sharing Plan (the "Pioneer Plan") was established on January 1, 1972, as a qualified defined contribution plan. The Pioneer Plan was amended and restated, effective January 1, 1976 and again restated, effective July 1, 1982, to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). On July 1, 1989, the Pioneer Plan was amended to include a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("401(k)"). The Pioneer Plan sponsor was Banco Popular, Illinois, a wholly-owned subsidiary of Popular, Inc.

         On March 1, 1997, the Pioneer Plan was restated and converted into a defined contribution participant-directed plan under the name of BanPonce U.S.A. Profit Sharing/401(k) Plan. On October 14, 1998, certain provisions related to rollover contributions and distributions of the Plan were amended.

         During 1998 the employees of Banco Popular, Illinois, Banco Popular, California, N.A., Banco Popular, Florida, N.A., Banco Popular, Texas N.A., Popular Leasing U.S.A., Inc. and Banco Popular, FSB participated in the Plan.

         Effective January 1, 2000, the entities participating in the Plan merged to form a single banking entity under the name of Banco Popular North America (the "Bank").

         On January 1, 2000 employees from the Bank, Banco Popular, N.A. (Texas), First State Bank of Southern California and Gore Bronson Bancorp became eligible to participate in the Plan. The Plan was also amended to allow for additional discretionary contributions to be made to the Plan on behalf of participants who were employees of the New York branch of Banco Popular de Puerto Rico on December 31, 1998.

         On April 30, 2000, the BanPonce U.S.A. Profit Sharing/401(k) Plan adopted the name of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan.

         During 2000, the Plan was amended to allow for a merger of assets from Citizens National Bank Profit Sharing Savings Plan with total assets of $607,998, Banco Popular de Puerto Rico Employee Stock Plan with total assets of $5,445,596 and the Gore Bronson Bancorp Profit Sharing Plan and Trust with total assets of $509,895.

   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


         The Plan is administered by a committee (the "Plan Committee") appointed by the Board of Directors of Popular, Inc. A trust was established to hold and invest all of the assets of the Plan. The trustee for the Plan is the Trust Department of Banco Popular North America (Illinois). The Plan is subject to the provisions of ERISA.

         Effective January 1, 2001, the Plan was amended to allow participation by employees of Banco Popular de Puerto Rico (BPPR) that are employed in the Virgin Islands (VI) or British Virgin Islands (BVI). These employees can contribute from 1% to 10% of eligible pre-tax annual compensation (post tax for BVI employees) up to IRS limits. The Bank contributes 50 cents for each dollar the employee contributes up to 2% of their eligible compensation that has been invested in Popular Inc. Common Stock subject to compliance with certain requirements as outlined in the Plan. Assets from the prior plan were transferred in 2001.

         Effective August 1, 2001, Article 9 of the Plan was amended by adding
         Section 9.4 that allows a participant who has attained age 59 1/2 to elect to receive 100% of the value of his before-tax deposit account and his after-tax deposit account and the vested portion of Matching Employer Contributions.

         On February 19, 2002, a restated plan was submitted to the IRS for a new determination letter. The restated plan incorporates prior amendments. In addition the plan extends benefits to employees of the GM Group in the United States as of July 1, 2001 and Popular Insurance Inc. employees in the United States as of September 25, 2001.

         ELIGIBILITY AND VESTING

         Prior to September 1, 2000, employees were automatically enrolled in the Plan upon the first day of the month coinciding with or next following the date they became an employee. Beginning September 1, 2000, employees are automatically enrolled into the Plan upon the first day of the month following 30 days of service. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

YEARS OF CREDIT SERVICE                        VESTING PERCENTAGE
-----------------------                        ------------------
Less than 2                                            0%
  2                                                   25
  3                                                   50
  4                                                   75
  5 or more                                          100

         CONTRIBUTIONS

         Employees may contribute from 1% to 10% of eligible pre-tax annual compensation up to a maximum of $10,500 based on IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


         The Bank contributes 50 cents for each pre-tax $1 contributed by an employee. Additionally, the Bank contributes 50 cents for each pre-tax $1 contributed by an employee that has been invested in the Popular, Inc. Common Stock Fund, subject to compliance with certain requirements defined in the Plan agreement. Total contributions from the Bank will not exceed 6% of the employee's pre-tax compensation. The Bank will also make a profit sharing contribution in an amount determined by the Board of Directors of the Bank. The Bank's profit sharing and 401(k) matching contribution is limited to the total amount which the Bank can deduct for federal income tax purposes.

         PARTICIPANT ACCOUNTS

         As of the last day of each quarter, net earnings or losses are allocated among eligible participants in proportion to their account balances relative to the total of all such account balances as of the previous valuation date, adjusted for distributions and employee contributions made during the quarter. As of the last day of the Plan year, the Bank's profit sharing contribution is allocated to participant accounts based upon the participants' eligible compensation, as defined and subject to compliance with certain requirements included in the Plan agreement.

         As of the last day of the plan year, the Bank's additional matching contribution is allocated based on each employee's contribution, as described above. The Bank's contributions plus the employee's after-tax and pre-tax contributions are limited to the lesser of 25% of the employee's eligible compensation or a maximum amount set annually by federal authorities.

         INVESTMENT OPTIONS

         Upon enrollment in the Plan, a participant may direct his/her investments and reinvestments, other than his/her Bonus Matching Contribution, in any of nine investment options.

         M&I STABLE PRINCIPAL FUND: This fund's objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. This fund primarily invests in traditional and synthetic investments contracts.

         PIMCO TOTAL RETURN FUND: This fund invests mainly in fixed income securities, seeking maximum return, consistent with preservation of capital and prudent investment management.

         VANGUARD WELLINGTON INCOME FUND: This fund seeks to conserve capital and to provide moderate long-term growth in capital and income by investing in common stocks and debt securities.

         DAVIS NEW YORK VENTURE FUND: This fund's investment objective is growth of capital. The fund ordinarily invests in common stocks.

         T. ROWE PRICE MID-CAP GROWTH FUND: This fund seeks long-term capital appreciation through investments in medium-sized growth companies.

         FIDELITY GROWTH & INCOME FUND: This fund seeks long-term growth, current income and long-term growth of income consistent with reasonable investment risk by investing in common stocks and corporate bonds.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

         VANGUARD 500 INDEX FUND: This fund seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

         IVY INTERNATIONAL FUND: This fund invests in foreign stocks, seeking long-term capital growth.

         POPULAR INC. COMMON STOCK FUND: This fund is primarily invested in Popular Inc. Common Stock and cash.

         PARTICIPANT LOANS

         Participants may borrow against their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant's equity in the Plan, and limited in amount by specific regulations. Loans are charged a reasonable interest rate, which is determined by the Plan Committee and which meets all regulatory requirements.

         DISTRIBUTIONS

         Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one of the following manners as selected by the participant or beneficiary: (a) payment in one single sum; or (b) payment in substantially equal installments determined by the participant or beneficiary.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

         VALUATION OF INVESTMENTS

         Plan investments are stated at fair value, with the exception of M&I Stable Principal Fund that is stated at contract value, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular Inc. Common Stock is valued at its quoted market price.

         The registered investment companies retain and reinvest all dividends. Such undistributed income is included in the statement of changes in net assets available for benefits and is recorded as an increase in the cost basis of fund units held at year end in the statement of net assets available for benefits.

         Temporary investments are stated at cost, which approximates fair value.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

         Purchases and sales of securities are recorded on a trade-date basis.

         INVESTMENT INCOME

         Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year-end. Dividends are recorded on the ex-dividend date. Interest income on temporary investments is recorded on the accrual basis.

         ADMINISTRATIVE EXPENSES

         Loan origination fees directly attributable to the Plan are paid by the Plan. Legal and other administrative expenses are paid by the Bank and, accordingly, have not been reflected in the Plan's financial statements.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         FORFEITED ACCOUNTS

         Forfeited nonvested accounts totaled $308,284 and $346,365 at December 31, 2001 and 2000, respectively. These accounts were used to reduce Employer contributions.

         REFUNDABLE CONTRIBUTIONS

         Refundable contributions totaled $282,187 and $349,780 at December 31, 2001 and 2000, respectively. These excess contributions arise as a result from failing non-discrimination tests in accordance with the Internal Revenue Service Regulations.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from these estimates.

         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

1.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as presented in the financial statements to the Form 5500:

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

                                                                                          DECEMBER 31,
                                                                                -------------------------------
                                                                                   2001                2000
                                                                                -----------        ------------
Net assets available for benefits per the financial statements                  $31,677,576        $ 27,370,043
Amounts allocated to withdrawing participants                                            --             (56,348)
                                                                                -----------        ------------

Net assets available for benefits per the Form 5500                             $31,677,576         (27,313,695)
                                                                                ===========        ============

                                                                                        YEAR ENDED
                                                                                     DECEMBER 31, 2001

                                                                                     -----------------
Benefits paid to participants per the financial statement                               $ 3,349,372

Add: Amounts allocated to withdrawing participants, December 31, 2001                            --

Less: Amounts allocated to withdrawing participants, December 31, 2000                      (56,348)
                                                                                        -----------

Benefits paid to participants per the Form 5500                                         $ 3,293,024
                                                                                        ===========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001 but not yet paid as of that date.

1.       INCOME TAXES

         The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated April 7, 1999, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan has been restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. A request for a new determination letter was submitted to the IRS on February 19, 2002.

1.       INVESTMENTS HELD

         Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted with an asterisk (*).

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

                                                        DECEMBER 31, 2001                            DECEMBER 31, 2000
                                                SHARES/UNITS            FAIR VALUE         SHARES/UNITS          FAIR VALUE
Enhanced Cash Investment
  Fund                                                    -                      -               2,465         $        2,465
Shares of registered
  investment companies
M&I Stable Principal Fund                         1,327,272              1,327,272           1,546,726              1,546,726  *
PIMCO Total Return Fund                             101,683              1,063,602              88,940                924,081
Vanguard Wellington
  Income Fund                                       103,056              2,809,310   *          86,938              2,452,517  *
Davis New York Venture Fund                          73,627              1,872,333   *          72,178              2,074,392  *
T. Rowe Price Mid-Cap
  Growth Fund                                        49,789              1,961,685   *          44,949              1,788,519  *
Fidelity Growth & Income Fund                        30,053              1,123,385              23,128                973,675
Vanguard 500 Index Fund                              15,566              1,648,331   *          12,220              1,489,110  *
Ivy International Fund                               22,431                464,088              23,336                611,404
Popular Inc. Common Stock
  Fund                                              546,981             18,021,051   *         406,774             11,871,059  *
Popular Inc. Common Stock                               120                  3,489              78,861              2,075,070  *
                                                                      ------------                             --------------

                                                                        30,294,546                                 25,809,018
Participant loans                                                          835,736                                    674,472
                                                                      ------------                             --------------

         TOTAL                                                        $ 31,130,282                             $   26,483,490
                                                                      ============                             ==============

During 2001, the Plan's investments (including gain and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,198,924 as follows:


                    Mutual funds                                                                    $ (392,461)
                    Common  Stock                                                                    1,591,385
                                                                                                    ----------
                                                                                                    $1,198,924
                                                                                                    ==========

The M&I Stable Principal Fund is fully benefit responsive. The average yield for the year ended December 31, 2001 was 4.25%. The crediting interest rate as of December 31, 2001 was 4.61%. The frequency and basis for determining the crediting interest rate resets are daily and accrual/units, respectively. There are no valuation reserves recorded to adjust the contract amounts. There is no minimum crediting interest rate under the terms of the contracts. There are no limitations or guarantees on the contracts.

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 2001



                                                                     SCHEDULE I



                                          DESCRIPTION OF INVESTMENT
                                           INCLUDING MATURITY DATE,
   IDENTITY OF ISSUE, BORROWER,          RATE OF INTEREST, COLLATERAL
    LESSOR, OR SIMILAR PARTY               PAR OR MATURITY VALUE                   COST         CURRENT VALUE
---------------------------------       --------------------------------       ------------     -------------
M&I Stable Principal Fund*                           1,327,272 shares            1,327,272          1,327,272
PIMCO Total Return Fund                                101,683 shares            1,059,575          1,063,602
Vanguard Wellington Income Fund                        103,056 shares            2,952,196          2,809,310
Davis NY Venture Fund                                   73,627 shares            1,778,533          1,872,333
T. Rowe Price Mid-Cap Growth Fund                       47,789 shares            1,693,458          1,961,685
Fidelity Growth & Income Fund                           30,053 shares            1,277,447          1,123,385
Vanguard 500 Index Fund                                 15,566 shares            1,909,062          1,648,331
Ivy International Fund                                  22,431 shares              781,294            464,088
Popular Inc. Common Stock Fund*                        546,981 units            14,211,462         18,021,051
Popular Inc. Common Stock                                  120 shares                2,602              3,489
Participant Loans*                       Interest rates range between
                                                     7.00% and 11.50%              835,736            835,736
                                                                               -----------        -----------
    Total                                                                      $27,828,637        $31,130,282
                                                                               ===========        ===========

* Party in interest to the Plan.





  The accompanying notes are an integral part of these financial statements.

                                    Signature

         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
                                           (Name of Plan)


                           By: S/ Tere Loubriel
                               --------------------------
                               Tere Loubriel
                               Authorized Representative


                           By: S/ Jorge A. Junquera
                               --------------------------
                               Jorge A. Junquera
                               Authorized Representative
                               in the United States

Dated: June 27, 2002